Exhibit 99.1

2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

July 28, 2008	TSX: BAJ

PRESS RELEASE

BAJA MINING RECEIVES $90 MILLION & RAMPS UP CONSTRUCTION ACTIVITIES

Baja Mining Corp. (the “Company” or “Baja”) provides the following update on the development of the El Boleo Project, Mexico.

Korean Consortium Transaction

The Company closed the sale of a 30% interest in the El Boleo Project on May 30th 2008 and received the initial payment of approximately US$90 million from the Korean Consortium (the “Partners”) in early July.  Baja’s 70% owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”) has issued the Partners with the first cash request in respect of project expenditures for June 1st to September 30th 2008. This amounts to US$40 million (Baja’s share, US$28 million) and is due from the Partners in August. Baja is therefore well funded to continue construction of Boleo on schedule and to accelerate the pace of procurement and mobilization of contractors.

El Boleo Mine Construction

The El Boleo Project remains on target for mechanical completion of the copper circuit in the first quarter of 2010, with construction of the cobalt and zinc circuits to start immediately afterwards. Capital costs remain on target and MMB is finalising key engineering and construction contracts for the Project.   There are currently approximately 200 people on site, mainly focused on building the construction camp and desalination plant.  All environmental permits necessary for construction of the process plant and wharf have been received. Initial mining equipment has been ordered and underground mine development is expected to start in the first quarter of 2009.  Surface mining equipment will start arriving on site in the third quarter of 2008 and will be available for construction of the surface infrastructure and tailings dam.

Baja continues to work closely with its financial adviser, Endeavour Financial International Corporation, to finalise additional offtake funding and to close the final legal documentation in relation to the debt facilities.

Baja is constructing the Boleo copper-cobalt-zinc-manganese project at Santa Rosalia, Baja California Sur, Mexico.   Average annual production for the first four years at full operating capacity is scheduled to be 56,000 tonnes of copper cathode, 1,500 tonnes of cobalt cathode and 20,000 tonnes of zinc sulphate.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s projected metal price expectations, estimated construction and financing timelines, estimated production numbers, estimated commissioning date and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.